Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hexanika, Inc.
419 Main St Suite 200 North
Little Rock, AR 72114
https://hexanika.com/

Up to $1,069,992.00 in Common Stock at $14.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hexanika, Inc.
Address: 419 Main St Suite 200 North, Little Rock, AR 72114
State of Incorporation: DE
Date Incorporated: January 31, 2014

Terms:

Equity

Offering Minimum: $9,996.00 | 714 shares of Common Stock
Offering Maximum: $1,069,992.00 | 76,428 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $14.00
Minimum Investment Amount (per investor): $112.00

<u>Time-Based:</u>

<u>Friends and Family Early Birds</u>

Invest within the first 48 hours and receive additional 20% bonus shares

<u>Super Early Bird Bonus</u>

Invest within the first week and receive additional 15% bonus shares

<u>Early Bird Bonus</u>

Invest within the first two weeks and receive an additional 10% bonus shares

<u>Amount-Based:</u>

<u>$500+</u>

Tier 1

Invest $500 and receive 2% bonus shares

<u>$1,000+</u>

Tier 2

Invest $1,000 and receive 5% bonus shares

<u>$2,500+</u>

Tier 3

Invest $2,500 and receive 7% bonus shares

$5,000+

Tier 4

Invest $5,000 and receive 10% bonus shares

$10,000+

Tier 5

Invest $10,000 and receive 15% bonus shares

The 10% StartEngine Owners' Bonus

Hexanika will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

HEXANIKA simplifies regulatory compliance by automating data and rules management for financial services which is a $181B problem in addition to $450B in fines and losses due to non-compliance.

HEXANIKA has proved to its clients that the cost of compliance can be reduced by more than 50% and at the same time with better quality and timely reporting in addition to higher quality and transparent data. Therefore, penalties and losses due to non-compliance can be avoided.

HEXANIKA has a patent-pending and proprietary data platform and compliance marketplace that serves as a one-stop-shop consolidated solution. The platform with its AI-driven algorithms can consume a desperate variety of data, build multiple compliance rules in an automated manner for different compliances, connect data to these rules automatically and submit to regulators without the need for any manual intervention.

Competitors and Industry

1. **SmartJoin Data Platform:** HEXANIKA replaces many legacy data sourcing, management, preparation and consumption software with 1 end to end consolidated data platform. Below is a list of some competitors:

Data Sourcing & Management: Talend, Informatica, Teradata, Oracle OFSAA, IBM Data Stage

Data Preparation & Consumption: SAS, Oracle OBIEE, Tableau, QlikQ, Power BI

Data Lineage: Adaptive & Collibra

2. **SmartReg -** Regulatory Compliance Solution Marketplace: HEXANIKA software is designed to have all compliance needs in one place that reuses the compliance data sourced in the data platform with its patented cascading rules engine. Below is a list of some competitors:

RegTech/ Compliance Solutions: Jack Henry, Wolter Kluwer, AXIOMSL - Reporting, n-contracts

Within the $180 billion regulatory compliance industry, HEXANIKA has demonstrated that it is able to not only reduce the cost of compliance by 50 percent, but also output better quality and transparency of data.

Current Stage and Roadmap

Current Stage

Hexanika achieved a revenue of approximately $1.4M in 2020. Hexanika is a post-production stage company. It has two successful solutions used by large and a few small clients in the finance industry.

Future Roadmap

In Q2 2021, Hexanika launched a SaaS fair lending compliance product focused on community banks and credit unions. Going forward, Hexanika is focused on increasing its growth, staff, and revenue in 2021 with a pipeline of more than $15M and believes it is on target to increase revenue by more than 130%.

The Team

Officers and Directors

Name: YOGESH PANDIT

YOGESH PANDIT's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 31, 2014 - Present
  Responsibilities: Handles the company. Paycheck $3000 per month. Yogesh owns 100% of the company's equity.

Name: Makarand Gadre

Makarand Gadre's current primary role is with CivilSoftsys. Makarand Gadre currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 31, 2014 - Present
  Responsibilities: Takes care of the technology stack and future solutions build up. Monthly paycheck $1000 for 2 hours per week.

Other business experience in the past three years:

- **Employer:** CivilSoftsys
  Title: Founder and Chief Architect
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Taking care of the company and designing the solutions.

Other business experience in the past three years:

- **Employer:** Placefactor LLC
  Title: Founder and Partner
  Dates of Service: January 01, 2012 - Present
  Responsibilities: To get business and work on the solution.

Name: Arun Iyer

Arun Iyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CPO
  Dates of Service: July 03, 2017 - Present
  Responsibilities: Responsible for product strategy, roadmap, and design. Works closely with the Sales team in enabling Business. Development and driving customer engagement. Paycheck is $1700 a month for 4 hours of work per day. Sweat equity $2,700 per month. Sweat equity gets converted to common stock every year based on Market value

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible notes or equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering an equity round in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for automating data management for compliance. Our revenues are therefore dependent upon the market of financial services customers requiring the need of being regulatory compliant.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We currently have products in the market that are generating revenue. But there could be delays or cost overruns in the development of our future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in developing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfil its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will

fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hexanika inc. was formed on 1/24/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hexanika Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SmartJoin & SmartReg are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have turned in operating profit in only 2020 after the launch of the products in 2019.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hexanika Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hexanika Inc. could harm our reputation and materially negatively impact our financial condition and business.

Change in Regulations
Though the current administration has put emphasis on regulatory compliance, it is possible, going forward, that there may be changes or reductions, which can hurt our growth.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yogesh Pandit	1,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 76,428 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $830,071.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Equity financing or liquidity event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of convertible note of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $290,000.00
  Use of proceeds: Product Development
  Date: July 23, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $540,071.00
  Use of proceeds: Product development/Marketing
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Cash
  Final amount sold: $827,302.00
  Use of proceeds: Product development/ Hiring/Marketing
  Date: January 26, 2014
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The year ended December 31, 2020, compared to the year ended December 31, 2019.

Revenue:

2020 Revenue - $ 1,395,625

2019 Revenue - $ 87,500

After the launch of the products in December 2019, Hexanika generated a revenue of approximately $1.4M. We expect this revenue figure to increase in the year 2021 because we have a pipeline of roughly $15M, from which we hope to convert approximately $3.5M in revenue.

Operating Expenses:

A decrease in operating expenses of $192,025 from the year 2019 was due to the fact that the product is now significantly developed and operations were converted to remote work.

Historical results and cash flows:

The areas that were the most capital intensive were product development and sales in the last year.

The previously generated cash was raised mostly through friends, family, and accelerator programs by granting convertible notes. Going forward, we expect cash flows to increase and flow mainly from revenue and perhaps future raises.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have cash on hand that is currently being used to support the company's day-to-day activities. CEO (Yogesh Pandit) is also willing to put in more money if the company runs out of cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are highly critical for our growth strategy and to acquire more clients. We will use these funds to hire people who can help us in getting more clients.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes. The funds are critical for Hexanika's prospective growth and the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum raise, we will be able to operate for approximately 16 months. We presently have a current burn rate of approximately $40,000 that will increase to $80,000 after raising capital, as we will use this capital for operating activities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, it will be able to operate for roughly 12-15 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional future sources of capital available to the company include capital contributions from out CEO and future capital raises.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Yogesh Pandit
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to officer
  Material Terms: "The Company has loaned $207,974 and $207,974 to shareholders of the Company on an interest-free basis with no fixed maturity date. Because this is a transaction with a related party, there is no guarantee that this loan arrangement represents terms of lending that can be found between two arm's length parties."

Valuation

Pre-Money Valuation: $14,000,000.00

Valuation Details:

In 2020, Hexanika raised a capital of $75,000 from ICBA. ICBA valued Hexanika at $20M, to which a 30% discount was given, thus, a pre-money valuation of $14M.

Revenue method = Revenue in 2020 = $1.4M * 10 = $14M

Using the industry standard of 10X revenue, the valuation that we have decided is $14M.

** The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $830,071 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

*** The Company set its valuation internally, without a formal-third party independent evaluation.*

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Promote the solutions to the target audience within America. Continuously update messaging and marketing promotional activities such as webinars, events, & digital promotions.

- *Revenue/Sales*
  52.0%
  Hire Head of Sales & Head of Channel Partners. Build and improvise on sales through channel partners. Automate sales & product operations to scale sales.

- *Operations*
  19.5%
  Scale operations to accommodate the growth of the company. Hire customers success executive.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%

Promote the solutions to the target audience within America. Continuously update messaging and marketing promotional activities such as webinars, events, & digital promotions.

- *Revenue/Sales*
  50.0%
  Hire Head of Sales & Head of Channel Partners. Build and improvise on sales through channel partners. Automate sales & product operations to scale sales.

- *Operations*
  16.5%
  Scale operations to accommodate the growth of the company. Hire customers success executive.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hexanika.com/ (www.hexanika.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hexanika

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hexanika, Inc.

[See attached]

HEXANIKA INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire

CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 24, 2021

To: Board of Directors, HEXANIKA INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of HEXANIKA INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

HEXANIKA INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	40,448	$	736,601
Accounts receivable		101,932		0
Advances to contractors		113,974		113,974
Advances to affiliate		94,000		94,000
Total current assets		350,354		944,575
Fixed assets, net		605		0
Total Assets	$	350,959	$	944,575
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	15,897	$	35,269
Other current liabilities		10,401		0
Deferred revenue		0		1,380,000
Total Current Liabilities		26,298		1,415,269
Long-term convertible notes payable		410,337		410,337
Total Liabilities		436,635		1,825,606
SHAREHOLDERS' EQUITY				
Common Stock (1,000,000 and 1,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		648,542		598,542
Retained deficit		(734,218)		(1,479,573)
Total Shareholders' Equity		(85,676)		(881,031)
Total Liabilities and Shareholders' Equity	$	350,959	$	944,575

HEXANIKA INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 1,395,625	$ 87,500
Operating expenses		
Software development	635,517	491,000
Other general and administrative	14,753	351,295
Total operating expenses	650,270	842,295
Net Operating Income (Loss)	745,355	(754,795)
Tax (provision) benefit	–	–
Net Income (Loss)	$ 745,355	$ (754,795)

HEXANIKA INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock, Class A			Total
	# Shares	$	Retained Deficit	Shareholders' Equity
Balance as of January 1, 2019	**1,000,000**	**$ 598,542**	**$ (724,778)**	**$ (126,236)**
Share issuance		0		0
Net Income (Loss)			(754,795)	625,205
Balance as of December 31, 2019	**1,000,000**	**$ 598,542**	**$ (1,479,573)**	**$ (881,031)**
Share issuance		50,000		50,000
Net Income (Loss)			745,355	(624,645)
Balance as of December 31, 2020	**1,000,000**	**$ 648,542**	**$ (734,218)**	**$ (85,676)**

HEXANIKA INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ 745,355	$ (754,795)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(101,932)	0
Increase (Decrease) in accounts payable	(19,372)	4,823
Increase (Decrease) in deferred revenue	(1,380,000)	1,380,000
Increase (Decrease) in other current liabilities	10,401	0
Net cash used in operating activities	(735,548)	630,028
Investing Activities		
Purchase of fixed assets	(605)	–
Advances extended to contractors and affiliates	0	(34,000)
Net cash used in investing activities	(605)	(34,000)
Financing Activities		
Proceeds from all financing activities	40,000	96,000
Net change in cash from financing activities	40,000	96,000
Net change in cash and cash equivalents	(696,153)	692,028
Cash and cash equivalents at beginning of period	736,601	44,573
Cash and cash equivalents at end of period	$ 40,448	$ 736,601

HEXANIKA INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

HEXANIKA INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on January 31, 2014. The Company provides customers with innovative industry specific data solutions to address various data challenges such as data quality, governance and cost of data management by leveraging automation and artificial intelligence.

Since inception, the Company has been in a development and early revenue stage and has relied on issuing securities and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $40,448 and $736,601 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $605 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the licensed use of its platform for data analysis.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to convertible loans made to the Company. The Company has issued $410,337 in convertible notes. The convertible notes provide for a valuation cap of $17M when converted in a qualified financing transaction.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue

Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

The Company has, as of December 31, 2020 and 2019 been treated as an S corporation for federal income tax purposes. As such, the items of income, deduction and credit is passed along to the shareholders and is not taxable to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 2,000,000 shares of common stock. The Company has no other classes of stock authorized or outstanding.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has loaned $94,000 and $94,000, as of December 31, 2020 and 2019, respectively, to an affiliate of the Company on an interest free basis with no fixed maturity date. Because this is a transaction with a related party, there is no guarantee that this loan arrangement represents terms of lending that can be found between two arm's length parties.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through May 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Hexanika

Succeed With Data


HEXANIKA™

Website | Little Rock, AR | DATA/ANALYTICS

$58,235 raised

75 Investors	$14M Valuation
$14.00 Price per Share	$112.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

With its integrated AI-driven data platform and compliance marketplace, HEXANIKA provides a simplified, cost-effective and labor-efficient solution to address the $181 billion industry cost associated with regulatory compliance for banks, financial institutions, insurance companies and more. This end-to-end approach provides better data quality and increased auditability to regulators. Ultimately, HEXANIKA helps to eliminate the billions in losses and fines paid by institutions that can't keep up with compliance with their hodgepodge of manual labor and patchworked tech solutions.

Reasons to Invest

- Appealing product: Within the $180 billion regulatory compliance industry, HEXANIKA has demonstrated that it is able to not only reduce the cost of compliance by 50 percent, but also output better quality and transparency of data
- Access to Roughly 80% of the Market: HEXANIKA has already formed strategic partnerships with various institutions, providing them access to customers as well as valuable insight for enabling easy adoption of their platform within existing infrastructures.
- Industry Validation: HEXANIKA has received multiple awards for innovation in Regtech, including a 2018 Tokyo Financial Times Nikkei Award, a 2019 MEDICI Top 20 Award, a 2020 Citi Scalability Award and more

HEXANIKA delivers useable data and robust regulatory reporting at the speed of now

Imagine an industry in which human error costs $400 billion.

Now imagine a platform that could eradicate that error through artificial intelligence and automation, saving its clients millions of dollars in the process. That's HEXANIKA.


HEXANIKA™
Artificial Intelligence
+
Automation
We've Solved The $400 Billion Issue
Of Compliance Related Human Errors

Rewards

Get rewarded for investing more into Hexanika:

$112+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
$500+
Invest $500 and receive 2% bonus shares

$1,000+
Investment
$1,000+
Invest $1,000 and receive 5% bonus shares

$2,500+
Investment
$2,500+
Invest $2,500 and receive 7% bonus shares

$5,000+
Investment
$5,000
Invest $5,000 and receive 10% bonus shares

$10,000+
Investment
$10,000
Invest $10,000 and receive 15% bonus shares

We're eliminating the need for fragmented and faulty solutions for businesses dealing with lots of data and high regulatory compliance demands. Using our SmartJoin and SmartReg proprietary technologies, we've already helped our customers save up to 50 percent in costs, speed up their onboarding up to 70 percent, and provided quality compliance results with 100% "auditability."

And with a 2020 Scalability Award from Citi under our belt, we're just getting started.

SMARTREG
SIMPLIFYING REPORTING

Largest Core Banking Provider	Tax/Tin Reporting	**40%** Faster Time To Build Solution
US Community Bank	Mortgage Reporting	**40%** Faster Time To Reporting

SMARTJOIN
SIMPLIFYING DATA

US Based Regional Bank	Management Report	**100%** Data Auditibility
Large European Bank	Smart Reconciliation	**40%** Resource Savings

THE PROBLEM

Banks have more than information at their fingertips; they also have colossal management and regulatory compliance tasks on their hands

Unfortunately, the cost of data management and compliance is often so burdensome on small institutions that these businesses are forced to make tough choices about where their company is going—if anywhere at all.

In the last couple of years, $400 billion was assessed in non-compliance fines alone. That's more than just a small error here and there, yet with ever-changing and increasingly complicated regulations, it can be nearly impossible for companies to keep up.


Main Street Banks Are Dying Because
Of Regulatory Compliance Burden!
N Main St
FIRST
NATIONAL
BANK
Researchers Warn Community
Banks Are 'Dying Out' Just
When Needed Most

THE SOLUTION

HEXANIKA is a streamlined AI solution that saves businesses time and money

Our AI software simplifies the process by automating data management and regulatory compliance. With HEXANIKA, companies no longer have to rely on hours upon hours of manual labor to keep up with compliance demands. With fewer labor costs and no more fines, our customers can expect their cost of compliance to be reduced by 50 percent or more.



HEXANIKA Is

AUTOMATION

SIMPLE

- Consumable Data
- Clean & Complete Data
- Transparant Data

CONSOLIDATION

SMART

- Standardized Data and Rules
- Self Services for Business Users
- Process Consolidation

STANDARDIZATION

EFFICIENT

- Seamless Integration & Deployment
- Faster Time to Market
- Low Cost

And Gives Customers

60% Cost Savings

Timely & Quality Reports

100% Transparency

Increased Revenue

THE MARKET

Each year, billions and billions of dollars are being spent on compliance

In 2020, it was estimated that global financial services companies would spend $181 billion in compliance costs*.



US RegTech Market Size
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
SMEs
Large Enterprises

While overall spend for Regulatory Compliance is over $181B, just $4 billion of that money was spent on RegTech solutions, with only 17 percent of companies have implemented this type of system. That leaves our addressable market at approximately $177 billion.

*Not including the $400 billion in fines previously mentioned.



83%
17%
$181B
Global Financial Services Compliance Costs, 2020
$4B
Companies Who Implemented RegTech Solution
$177B
TAM

OUR TRACTION

Our award-winning product provides impressive customer results

Post the launch of the product in Q4 2019, in 2020, we saw approximately $1.4 million in revenue from customers using our award-winning product. Using our all-in-one platform, our customers have been able to eliminate their complicated and costly multi-step solutions and replace them all with HEXANIKA.

Customer success stories include:

- At the **13th largest bank** in the US HEXANIKA delivered more than 50% cost savings
- HEXANIKA also increased compliance processing time by 50% with 100% "auditability" for **Citibank**
- Our product was able to execute 50-70% faster onboarding for **RSM**, the fifth-largest accounting firm in the United States
- And there are many more.....

As a SaaS company, HEXANIKA has been making excellent progress with small and midsize institutions, with an estimated pipeline of more than $15M.


Treasury and Trade Solutions Asia Pacific
Mega FinTech Accelerator 2020
Certificate of Award
This certificate is awarded to
HEXANIKA
for the
SCALABILITY AWARD
Data Empowerment
citi
10 YEARS
CITI INNOVATION LABS

We've formed strategic partnerships with a global financial services firm, a global accountancy firm, and a mainframe provider to work with their clients, giving us access to 80 percent of the industry partners we're seeking.

Some successful partners stories include:

- ICBA -The largest Independent Banking Association (ICBA) has become an investor in HEXANIKA. ICBA also promotes HEXANIKA through its forums, webinars, and preferred THINKTech Network
- FIS - HEXANIKA also graduated from the FIS VC program and signed a reseller and distribution agreement. FIS is the largest FinTech firm in the world.
- Amazon AWS - HEXANIKA is now in the Amazon AWS marketplace and has recently announced a partnership.
- IBM - HEXANIKA recently became formal Integrated System Vendor and Silver Partner of IBM
- RSM - RSM which is the 5th largest accounting and consulting firm serving midsize banks is a customer, has built compliance solutions in HEXANIKA's SmartReg marketplace, and has serviced its banking customers by using HEXANIKA's product.
- And there are many more.....

Customers & Partners

WHAT WE DO

HEXANIKA does the majority of the work associated with consuming, processing and reporting data

Using automated AI algorithms and without human intervention, HEXANIKA is able to:

- Consume and read heterogeneous data files including PDF, Word, plain text, and Excel files;
- Convert, prepare and aggregate the data into a format that allows for compliance reporting; and
- Read regulations automatically, prepare the business logic and reports that get submitted to regulators.

AI Components

1. Data Profiler
2. Rules Predicter
3. Mapping Predicter

Engines

1. Ingestion Engine
2. Rules Engine
3. Cascading Rules Engine

High ROI

Enables Automation

Enables Consolidation

Technology Ease

Easy Adaptation

Configurable

Platform/ Infrastructure Agnostic

Compliant

Secure

Up To Date

Future-Proof

Easy To Update

Scalable

Leverages Advance Technologies

THE BUSINESS MODEL

Priced separately, SmartJoin and SmartReg work together to meet customers' exact needs

Our pricing strategy combines two different models working in conjunction. These are based on the two components that make up our platform. In cloud, SaaS customers can also pay for proportionate use of the data platform based on quantity of data and processing. This makes pricing scalable, affordable and flexible for smaller institutions:

SMARTJOIN
INPUT

Customers pay a license rate based on their data processing requirements, which is determined based on the number and types of nodes/servers used.

Cost Per Node

$6,000 - $180,000

SMARTREG
OUTPUT

Customers pay for each report generated:

Very High Complexity:	$50,000
High Complexity:	$10,000
Medium Complexity:	$5,000
Low Complexity:	$1,000

HOW WE ARE DIFFERENT

As far as we're aware, no other software on the market is as smart—or as seamless —as HEXANIKA

- **End-to-End:** From original regulations and raw data to end reports aka with its philosophy of "From Regulations to Regulators" this product does it all by using proprietary SmartJoin and SmartReg technology; no more patchworking together multiple software and human labor to get results
- **Automated with AI and self-servicing with UI:** Using AI algorithms, HEXANIKA writes code itself without input from software developers or engineers making it a "Low Code-No code" solution. In some cases it also intelligently predicts the code to be written based on data.
- **Standardized:** Once the data is in the platform, HEXANIKA proprietary patent-pending cascading rules engine automatically routes its reports where they need to go, avoiding the need for manual submission

Outcomes Delivered

60% Savings

Development cost, licensing fees & time

100%

Data lineage & process automation

40%

Faster time to reporting

40%

Faster time to build

THE VISION

We intend to automate the industry with our unique end-to-end solution

Within the next five years, we see ourselves as a leader in the driverless data management platforms and marketplace for the RegTech and compliance industries.

We believe our revenue potential as a one-stop-shop for compliance and financial services will soar as more and more companies experience the immense value of what we are providing.


Financial report

We See Ourselves As A Leader In Driverless Data Management For The RegTech And Compliance Industries.

OUR LEADERSHIP

Decades of collective experience in financial services and technology

Yogesh Pandit | Founder & CEO

- 25 years of financial services experience with Ernst & Young and Citi

Makarand Gadre | CTO

- 30+ years of experience; built Excel and SharePoint at Microsoft

Arun Iyer | CPO

- 30+ years experience; built and deployed large products at Cognizant

WHY INVEST

Invest in HEXANIKA. It's the Smart thing to do.

HEXANIKA is doing more than saving businesses time and money. We're fixing a broken system in which even companies putting in maximum effort are bound to slip up.

We feel confident that our platform will permeate the market once more and more businesses see what our Smart tech is capable of.
Be Smart. Join us today.


WE ARE
The Only Integrated Data Platform
& Solution Company

March 2015
HEXANIKA
Hexanika Started Building the Product.
Hexanika gathered the team, set up a basic office, and starting building the minimum viable product (MVP)

August 2016
Deutsche Bank
First POC-completed
Successfully completed the first POC with a large European bank.

May 2016
FIS
FIS Global
Got into The Venture Center Fintech Accelerator program and received investment.

June 2017
Completed POC with regional bank
Proved the end to end capability of the product and received the positive feedback.

September 2017
SixThirty
SixThirty Fintech Fund
Participated in the accelerator program and received funding.

March 2018
IBM FIS
Signed Partnerships with FIS & IBM.
Reseller, distribution, & ISV relationships formed.

March 2019
PLUGANDPLAY
Plug & Play
Participated in Plug & Play fintech accelerator program.

December 2019
SMARTJOIN
Launch of SmartJoin
Hexanika launched SmartJoin

December 2020
Crossed $1M in Revenue
In the first year of launching product we crossed $1M in revenue.

March 2021
cfpb Consumer Financial Protection Bureau
Participation in #CFPBTechSprint.
Recognition by the regulators for data management & use of data.

April 2021
SMARTREG
Launch of SaaS soltuion
Hexanika launched SmartReg solution for Small & Medium Enterprise customers in the cloud. Initially focused on fair lending.

June 2021
start engine
Launched on StartEngine
Now YOU can own a part of our company!

In the Press

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Meet Our Team



YOGESH PANDIT

CEO

The brain behind innovation, strategy & growth.

Experience: 23+ years of experience in banking, financial services, & technology domains.

Senior Vice President at Citibank, & Advisor at Ernst & Young (EY) in the Financial Services Strategy & Risk Advisory practices.

Yogesh is a CPA, and CISA, Data Science Certified from MIT and MBA.



Makarand Gadre

CTO

Experience:

30+ Years at Microsoft in building EXCEL & SHAREPOINT. Have also worked & successfully scaled the technology of several startups.



Arun Iyer

CPO

Arun is a results-driven business leader with a diverse experience of 24 years in areas such as product management, consulting, practice management, business development, and customer relationship in the Banking and Financial Services domain.

** Arun is also a children's mystery/adventure novel author.*

Offering Summary

Company	:	Hexanika, Inc.
Corporate Address	:	419 Main St Suite 200 North, Little Rock, AR 72114
Offering Minimum	:	$9,996.00
Offering Maximum	:	$1,069,992.00
Minimum Investment Amount (per investor)	:	$100.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	714
Maximum Number of Shares Offered	:	76,428
Price per Share	:	$14.00
Pre-Money Valuation	:	$14,000,000.00

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

Tier 1

Invest $500 and receive 2% bonus shares

$1,000+

Tier 2

Invest $1,000 and receive 5% bonus shares

$2,500+

Tier 3

Invest $2,500 and receive 7% bonus shares

$5,000+

Tier 4

Invest $5,000 and receive 10% bonus shares

$10,000+

Tier 5

Invest $10,000 and receive 15% bonus shares

The 10% StartEngine Owners' Bonus

Hexanika will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

New Client

3 months ago

HEXANIKA signs a contract and partnership with one of the largest Fintech lenders for helping them to attain their strategic data journey via innovation. We look forward to building and taking this partnership to the next level." - Hexanika CEO Yogesh Pandit

More on this in a later update!"

END OF UPDATES

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Anne O. 6 INVESTMENTS 11 days ago
Finally, since you keep saying, "Every information we have her is verified and accurate. HEXANIKA has gone through Start Engine's compliance and CPA Review." Why don't I simply submit this as an inquiry to the SEC. It's simple enough to do, as the form can be found here: https://www.sec.gov/oiea/Complaint.html
1

Anne O. 6 INVESTMENTS 11 days ago
In addition to what I just stated below, in response to Rikesh and ndrius, who voiced the same concerns as myself, Yogesh stated "We understand your concerns. We will get back to you in a couple of days." It's 17 days later and no response. This is another problem, you do not respond to people in a timely manner, if at all.
0

Anne O. 6 INVESTMENTS 11 days ago
Yogesh asked me "Please explain what is wrong and what have we concealed."

What is wrong with what you are doing? You are making a material omission in your pitch and a material misrepresentation on the Search Engine homepage regarding the valuation when the moment this round closes all investors are being diluted by more than 50%. The other thing tha is wrong is that it reflects on your candor and your willingness to hide from investors. Anyomne looking at this as a potential investment would want to know the valuation on a fully diluted basis. Why don't you mention it here? Why isn't it in your pitch? Why don't you tell everyone that the moment after the round closes everyone will face a massive dilution? The reason is quite simple, you think it is to your personal benefit not to openly tell everyone the truth. I would never invest in this deal or in a CEO who hides such important facts from their investor.
0

Rikesh G. 8 INVESTMENTS a month ago
Yogesh, this issue is that it is not normal to have such a large dilution of equity in this manner. The manner being that your stated 14M valuation immediately becomes 22M the second this offering closes. That is material. The worst case is that it MAY pull in an SEC inquiry since that dilution is mentioned nowhere except buried in the SEC filing. I have no problem investing, but issues involving compliance can kill a company. Whether I invest or not, I'd love for you guys to succeed. But you can't have that level of dilution and not mention it anywhere on the offering page.
2 View 2 replies

Andrius S. 4 INVESTMENTS a month ago
How come the extra 640,000 shares was not mentioned in offering summary? Lets say I let you invest in my LLC at 1M valuation for 500k. Then soon as I got your 500k I doubled number of shares raising valuation to $2m. How would you feel as an investor realizing your 50% stake in company is only worth 25%? You wouldn't feel like you were mislead? How come this is coming up via posters here figuring this out from SEC filings instead of numbers provided in offering? For investors there is no worse thing than dilution, its hard to believe you guys left this out with good intentions. Way destroy investor trust from very beginning.
1 View 2 replies

Andrius S. 4 INVESTMENTS a month ago
"we have 1,000,000 shares outstanding at $14/share, hence the $14M pre-money valuation. The remaining 640,000 shares will be granted after the qualified funding of $2.5M (Series-A round)" Reality is there are 1,640,000 shares? How is this investing at $14M valuation when as soon funding is done current shareholders will bet diluted to $23 million valuation? Highly misleading and appears was done with intent to hide these details. Such drastic difference in shares is akin to losing almost half the investment. Change my mind from canceling my investment here.
1 View 1 reply

Anne O. 6 INVESTMENTS a month ago

To Rikesh, Vilem, Kartikeya and everyone else here, The $10,000 drop in funds raised is me exitting this investment. There are many things wrong here that don't need to be rehashed and are discussed below. The thematic problem here brings my mind back to the boiler room days of the 1980s and 1990s. Companies and platforms that hide and conceal material information are planting the seed for regulators to come back and shut down crowdfunding. Crowdfunding is an awesome way for investors to get in early on potentially exciting and profitable investment opportunites that would not otherwise be available to them. But, it presumes the accurate delivery of information and transparency. What I now see here and in other places in the crowdfunding universe is both extreme valuations and a lack of transparency. Critical information on comapanies, even things like revenue, are frequesntly hidden and need to be searched for. Pitches are being presented that sound like fact and not what they are, hope and projections. And then you have situations like here, where misrepresentations are made not as to a potential amorphis technology, but something as simple as valuation. Companies like this and platforms which allow it are planting the seed for regulators coming in and shutting down crowdfunding. Also, investors need to start paying attention to the growing fees and charges being taken by platforms such as SE, not just in fees associated with paying for your investment, but anywhere from 7.5% to 15% of your investment as front end/back end fees for "creating" the inverstment opportunity. This is all starting to get a bit out of hand to the detriment of gues who? You, the consumer.

What is most humerous about all this is that HEXANIKA is in compliance. How do you think the SEC would react to the manner in which they computed their valuation?

4 View 3 replies

Theodore O. 15 INVESTMENTS a month ago

To say the statement that the valuation is based on $14M, when it is really 22M, is misleading, is being kind. It is a know misrepresentation by both the Company and by Start Engine, the latter of which shares in the raise and was well aware of the hidden dilution. Perhaps this is the reason it took nearly three weeks to answer the question which forced disclosure of this information. I will be exiting this incestment.

0 View 2 replies

Vilem F. 73 INVESTMENTS a month ago

Hello, I was contemplating to invest, because I liked the $1.4M revenues and some of the services you offer on your website, but when I have learned that your key person CTO is actively involved in four other business - I just can't imagine how can anything get done efficiently in such circumstances. Don't you think that such a dilution of CTO's focus might be hurting your business? I have also observed that the amount raised is going slightly downhill since the last time I checked, any idea why is that? Please how are your revenues in 2021 for Q1, Q2, and Q3? I am just looking for some great numbers, or anything else you want to share about your growth that should get investors like me excited again, because right now I got cold feet.

0 View 2 replies

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kartikeya g. 20 INVESTMENTS a month ago

Regarding the valuation - from the comments below, am I right in thinking that an investment now, conditional on expecting long term growth (and hence further funding) should be made on a $22m valuation?

0 View 6 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1

Whether your business priority is reducing costs or growing revenue, Hexanika can help you succeed with data. Our end-to-end solution is designed to be simple, smart, and efficient.

First, we have a simple sign-up process, no unnecessary inputs are required. Our solution is built with strong security, so when you log in as a customer the process remains simple but also safe. Next, choose what you want to do, reduce costs by automating and consolidating compliance with smart reg or monetize data by identifying additional revenue streams with smart place, better yet do both

Now let's get to the data, easily port data into Hexanika platform by clicking on pre-integrated data sources or by dragging and dropping the files from your system. It's that simple and it's fast. While we aim for simple, we never forgo security, so at this critical step, we add dual-factor authentication to ensure your data are integrated safely. Your screen will then populate with the types of reports to which you have subscribed. With a few clicks, the requested reports are processed. Simple, smart and efficient.

Now let's look at some outcomes. Our fair lending solution pre-built with reports and dashboards helps you investigate risk factors and be compliant. It also automates the audit trail, reducing risks and saving a lot of time.

Now let's pivot from saving money, making money with data. Our smart place solution will compare and analyze different customer data to help you succeed. You can generate reports that provide unique customer insights on products that make good business sense for the bank and help customers reach their goals. This kind of automated data-backed intel helps you deliver exceptional personalized guidance and service effectively cross-selling and upselling based on data. You've got customer expertise and data. Hexanika helps you monetize it.

Looking ahead, we are building connectors with top CRM tools to increase the speed at which you can get these customer insights in the sales process, to save money, and make money with data. Partner with Hexanika. Together we succeed.

Video #2

Hi, I'm Yogesh Pandit CEO & Founder of HEXANIKA

When I worked at Citibank as a Senior Vice President few years ago, the cost of compliance was more than 2 billion dollars and Citi had more than 30000 people in compliance. Despite all this, Citi paid $7B in fines. Fast forward 5 years the cost has increased, fines are still being paid in billions and also in the last couple of years the key C level executives had to leave the bank. Isn't that mind boggling?

Financial Services industry is entangled in ridiculously high Cost of compliance to the tune of more than 181 billion dollars and penalties and losses of more than 850 billion in losses and fines dollars. This is mainly because the current competitive compliance software and processes are broken, disparate, clunky and need a lot of labor. Gartner recently identified following issues in their

Regulatory Technology or reg tech report

Regtech firms must make data integration easier

Regtech solutions are still point solutions

Regulators want more data, and faster than ever before

HEXANIKA has precisely fixed these problems for clients with its proprietary product.

The product has AI driven automated data platform that enables easier data integration

The product also has a one stop proprietary compliance marketplace that removes the need of point solution and people.

HEXANIKA's marketplace maintain ever changing regulatory rule, provides 100% data auditability and quality that is expected by the regulators at the speed they need.

Since the launch of its product, HEXANIKA has had several success stories at few large and small financial institution that resulted in $1.4 Million in revenue in 2020 and a pipeline of more than $15 million for this year. Isn't that awesome?

As suggested by Leading Analysts and the current high cost of compliance it is clear that the current software are not capable of solving this. HEANIKA has proved that it can. Join us, partner with us or work with us to take this success to the next level!

Articles / news of leadership Exit in 2019-2020:

https://hexanikainc.sharepoint.com/:p:/g/EfPV6PDy5dtOqL0p4Xw33uUBzuuuBkZTAJV0w_ejGi48_g?e=Y3RqKj

CEO

https://www.reuters.com/article/usa-citigroup-enforcement/citigroup-fined-400-million-by-regulators-agrees-to-fix-longstanding-deficiencies-idUSKBN26T0BL

CFO

https://www.citigroup.com/citi/about/leaders/mark-mason-bio.html

CTO

https://www.linkedin.com/in/johndonofrio/

COO-

https://www.prnewswire.com/news-releases/accedian-names-former-citi-cao-don-callahan-to-board-300861595.html

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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